Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Court Dismisses De Beers Claim

    Stock Symbol: SGF: TSX

    SASKATOON, March 31 /CNW/ - Kenneth E. MacNeill, President and CEO of
Shore Gold Inc. ("Shore") announced that the Court of Queen's Bench for
Saskatchewan has reached a decision in favor of Shore, Kensington Resources
Ltd., Cameco Corporation and UEM Inc. in the previously-announced action commenced by De Beers Canada Inc. ("De Beers") (the "Parties"). De Beers had
sought a declaration that the previously-announced Voting Agreement relating to the Fort a la Corne Joint Venture ("FALC JV") was void as well as an injunction to restrain the defendants from holding a Management Committee meeting of the FALC JV at which a vote is to be taken, or to restrain the defendants from using the Voting Agreement in connection with a Management
Committee vote.
    The Court of Queen's Bench for Saskatchewan dismissed all claims made by
De Beers, with costs to the defendants, in a written decision released on
March 30, 2006.
    As per the terms of an earlier agreement between the Parties, this decision now allows the calling of a meeting of the FALC JV Management
Committee to be held no sooner than 10 days after this decision to vote on a program and budget for the 2006 operating year.

    Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol "SGF".

    %CIK: 0001283176

    /For further information: please contact Kenneth E. MacNeill, President &
CEO or Harvey J. Bay, COO & CFO at (306) 664-2202/
    (SGF.)

CO:  Shore Gold Inc.

CNW 08:25e 31-MAR-06